Skadden, Arps, Slate, Meagher & Flom
LEVEL 13
131 MACQUARIE STREET
SYDNEY, NEW SOUTH WALES  2000
________
TEL: (61-2) 9253-6000
FAX: (61-2) 9253-6044
www.skadden.com

Resident Partners

Adrian Deitz*
Admitted in New York

Mark Leemen*
Admitted in New York
       __________

*  Registered Foreign Lawyer in
New South Wales Entitled to
Practice Foreign Law Only

                              May 21, 2009
BY EMAIL

Mr. Michael Coco
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Commonwealth of Australia
Registration Statement on Schedule B (File No. 333-157373)

Dear Mr. Coco:

On behalf of our client, the Commonwealth of Australia (the "Registrant"), transmitted with this email is a draft of Amendment No. 2 to the Registration Statement on Schedule B (the "Registration Statement") of the Registrant.  For your convenience, the Registration Statement is marked to show changes from Amendment No. 1 to the Registration Statement on Schedule B of the Registrant filed with the Commission on April 17, 2009.  The changes reflected in the Registration Statement include those made in response to the comments of the staff of the Securities and Exchange Commission (the "Staff") communicated to me in our telephone conversation on April 25, 2009.  The Registration Statement also includes other changes that are intended to update the information contained therein for policy announcements since the filing of Amendment No. 1 to the Registration Statement, in particular the 2009-10 Commonwealth Budget which was announced on May 12, 2009.

References in this letter to section headings refer to those sections of the preliminary prospectus included in the Registration Statement.

Mr. Michael Coco
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
April 17, 2009

Set forth below are the Registrant's responses to the Staff’s comments:

About this Prospectus - Presentation of Financial and Other Information

1.
The Registrant has added a reference at the end of this section to clarify that references to statutes followed by “(Cth)” are to legislation enacted by the Federal Parliament of the Commonwealth of Australia.

About this Prospectus - Certain Defined Terms and Conventions

2.
The Registrant has revised the definitions of ADI, Authorized Deposit-taking Institution and Foreign ADI to change the definitions from references to sections of the Banking Act 1959 (Cth) to plain English definitions derived from that Act in order to be more meaningful to a reader.

The Australian Economy – Domestic Economic Conditions – Labor Market

3.	The Registrant had revised the disclosure to include a definition of the participation rate.

Major Industries -Mining

4.	The Registrant has revised the disclosure to clarify that over recent years, strong commodity prices have provided significant stimulus to the Australian economy.

Major Industries – Agriculture, Forestry and Fishing

5.	The Registrant has revised the disclosure to reflect that production in the last three years has been negatively impacted by drought and other severe climate events.

Currency, Monetary and Banking System – Monetary Conditions

6.	The Registrant has revised disclosure to define the “target cash rate” in order to tie the text to the following Table 25 which sets out the Target Cash Rate and certain other rates.

Mr. Michael Coco
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
April 17, 2009

*           *           *

Please call me at 011-612-9253-6015 should you have any questions or require any additional information.

Very truly yours,

/s/ Adrian Deitz
Adrian Deitz

cc:	John Williams
John Scala
Australian Government Solicitor

Kerstin Wijeyewardene
Jacky Rowbotham
Matthew Burston
The Department of the Treasury of the Commonwealth of Australia

Skadden, Arps, Slate, Meagher & Flom
LEVEL 13
131 MACQUARIE STREET
SYDNEY, NEW SOUTH WALES  2000
________

TEL: (61-2) 9253-6000
FAX: (61-2) 9253-6044
www.skadden.com
Resident Partners
Adrian Deitz*
Admitted in New York
Mark Leemen*
Admitted in New York
       __________
*  Registered Foreign Lawyer in
New South Wales Entitled to
Practice Foreign Law Only

                                June 18, 2009

BY EMAIL

Mr. Michael Coco
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Commonwealth of Australia
Registration Statement on Schedule B (File No. 333-157373)

Dear Mr. Coco:

On behalf of our client, the Commonwealth of Australia (the "Registrant"), transmitted with this email is a revised draft of Amendment No. 2 to the Registration Statement on Schedule B (the "Registration Statement") of the Registrant.  For your convenience, a blackline of the Registration Statement marked to show changed pages from the draft Registration Statement provided to the staff of the Securities and Exchange Commission (the "Staff") on May 20, 2009 is also attached to this email.  The changes reflected in the Registration Statement include those made in response to the comments of the Staff communicated to me via voice mail on May 22, 2009 and certain other minor revisions to update the information contained in the Registration Statement for developments since May 20, 2009.

References in this letter to section headings refer to those sections of the preliminary prospectus included in the Registration Statement.

Set forth below are the Registrant's responses to the Staff’s comments:

Mr. Michael Coco
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Major Industries—Mining

The Registrant has revised the disclosure to clarify that the collapse in global commodity prices, and weaker global and domestic demand, are expected to result in business investment returning rapidly to its pre-commodity boom share of around 12½% of GDP (measured over the period from 1994-95 to 2003-04 at current prices) over 2009-10 and 2010-11.

*           *           *

Please call me at 011-612-9253-6015 should you have any questions or require any additional information.

Very truly yours,

/s/ Adrian Deitz
Adrian Deitz

cc:	John Williams
John Scala
Australian Government Solicitor

Kerstin Wijeyewardene
Jacky Rowbotham
Matthew Burston
The Department of the Treasury of the Commonwealth of Australia